UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 333-72195

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229. +91-80-852-0261

(Address of principal executive offices)

     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

          Form 20-F  ☒          Form 40-F  ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

          Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

OTHER EVENTS

     We hereby furnish the Commission with copies of the following information concerning our proposed acquisition of Expert Information Systems Pty Limited, Australia (“Expert”). The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

     On December 18, 2003, we announced that we had signed an agreement to acquire Expert, subject to standard closing conditions. A copy of the related press release is attached to this Form 6-K as exhibit 99.1.

     On December 18, 2003, we held a conference call with analysts, followed by a question-and-answer session, to discuss the proposed acquisition. The transcript of this conference call is attached to this Form 6-K as exhibit 99.2.

     On December 18, 2003, we held a press conference, followed by a question-and-answer session, to discuss the proposed acquisition. The transcript of this press conference is attached to this Form 6-K as exhibit 99.3.

     In our press conference, we used a presentation entitled “Transaction Involving the Acquisition of Expert Information Systems Pty Ltd., Australia,” which we have attached to this Form 6-K as exhibit 99.4.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M. NILEKANI

Nandan M. Nilekani Chief Executive Officer, President and Managing Director
Dated: December 22, 2003

INDEX TO EXHIBITS

Exhibits

99.1	Press Release
99.2	Transcript of December 18, 2003 Conference Call with Analysts
99.3	Transcript of December 18, 2003 Press Conference
99.4	Presentation: Transaction Involving the Acquisition of Expert Information Systems Pty Ltd., Australia